Stradley Ronon Stevens & Young, LLP 2000 K Street, N.W., Suite 700 Washington, D.C. 20006 Telephone 202-822-9611 Fax 202-822-0140 www.stradley.com

Peter M. Hong, Esq.
(202) 419-8429
phong@stradley.com

September 11, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549-9303

Attention:	Ms. Alison White, Esq.
Mr. Tony Burak

	Re:	Nationwide Mutual Funds
File Nos. 333-233002

Dear Ms. White and Mr. Burak:

On behalf of Nationwide Mutual Funds (the “Registrant”), you will find the Registrant’s responses to the comments conveyed by Ms. Rebecca Marquigny on September 3, 2019 and Mr. Burak on September 4, 2019, with regard to the Registrant’s above-referenced registration statement on Form N-14 relating to the reorganization involving Nationwide Dynamic U.S. Growth Fund, a series of the Registrant, and BNY Mellon Growth and Income Fund, Inc. (the “Registrant Statement”).  The Registrant Statement was filed with the U.S. Securities and Exchange Commission (the “SEC”) on August 5, 2019, pursuant to Rule 488 under the Securities Act of 1933, as amended (the “Securities Act”). Please note that these responses supplement the Registrant’s letter filed on September 9, 2019 pursuant to comments you conveyed on August 15, 2019.

Below we have provided your comments and the Registrant’s response to each comment.  These responses will be incorporated into a filing made pursuant to the post-effective amendment filing to be made pursuant to Rule 497 of the Securities Act.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

U.S. Securities and Exchange Commission

1.	Comment: Please provide a draft of the proxy card prior to filing the definitive Proxy Statement/Prospectus.

Response: The Registrant has attached a draft of the proxy card as an exhibit to this comment response letter.

OVERVIEW

Who will bear the expenses associated with the Reorganization?

2.
Comment: The Registrant states that the costs associated with the Reorganization, will be allocated between BNYM Adviser and NFA. The Agreement and Plan of Reorganization and disclosure on page 10 of the Registration Statement state that costs will also be borne by Mellon Investments. Please clarify here and throughout.

Response: The Registrant has revised the disclosure to state that the costs associated with the Reorganization will be allocated among NFA, BNYM Adviser and Mellon Investments.

3.
Comment: It is unclear why the Registrant states that “each Fund will bear the costs, if any, of restructuring its portfolio incurred in connection with the Reorganization, such as brokerage commissions and other transactions costs” given that on page 6 the disclosure states the exact cost. Additionally, since the Target Fund’s portfolio will be transitioned prior to the merger, won’t all costs be borne by the Target Fund and Target Fund shareholders alone?  Please revise the disclosure accordingly.

Response: The Registrant has revised the disclosure referenced in the comment to read as follows:

Neither the Target Fund nor the Acquiring Fund will bear any related costs of the Reorganization, except that Target Fund expects to restructure its portfolio in connection with the Reorganization and will bear the costs of such restructuring, as described further below under “What are the U.S. federal income tax consequences of the Reorganization?”.

What are the U.S. federal income tax consequences of the Reorganization?

4.
Comment: In all applicable sections that discuss portfolio repositioning, please: (i) quantify the amount of the target portfolio that will be repositioned as part of the transaction; and (ii) clarify as to where the repositioning will occur (i.e. the sector, industry, or type of security).

U.S. Securities and Exchange Commission

Response: In all applicable sections that discuss portfolio repositioning, the Registrant has added disclosure that approximately 63% of the Target Fund’s portfolio will be transitioned, and that repositioning will occur at the sector and industry levels to more closely align those exposures to those of the S&P 500 Index with respect to individual physical equity securities. In addition, index exposures will be gained through futures and options.

What if there are not enough votes to reach a quorum or to approve the Reorganization by the scheduled Meeting date?

5.
Comment: Please disclose: (i) the material features of the contract or arrangement with the proxy solicitation firm; and (ii) the costs or anticipated costs thereof. See Item 7(a) of Form N-14 and Item 4 of Schedule 14A.

Response: The Registrant has revised the disclosure referenced in the comment to reflect that the proxy solicitation is expected to cost approximately $37,600, plus any out of pocket expenses, and that BNYM Adviser has agreed to indemnify AST and related parties against certain liabilities and expenses arising out of its services to the Target Fund in connection with the Meeting.

What happens if the Reorganization is not approved by the Target Fund’s shareholders?

6.
Comment: Please disclose some of the alternatives that the Target Fund will consider if the reorganization is not approved. Please clarify why the Target Fund would consider anything at all (i.e., is the Target Fund losing assets or underperforming its benchmark?).

Response: Currently, there are no other proposed actions contemplated for the Target Fund.

COMPARISON OF THE TARGET FUND AND THE ACQUIRING FUND

Comparison of Fee Tables

7.
Comment: Each time the Registrant discusses expense limitations, please disclose: (i) that the amounts waived are subject to recapture; and (ii) if true, state that the reimbursement could cause total fees of the combined fund to exceed those of the Target Fund.

Response: The Registrant notes that footnote 5 to the Fee Table already states that “To the extent the Acquiring Fund reimburses NFA for advisory fees waived or other expenses reimbursed by NFA pursuant to the expense limitation agreement, shareholders of the Acquiring Fund, including Target Fund Shareholders that received Acquiring Fund Shares, will experience a higher expense ratio.”  The Registrant has also added the same

U.S. Securities and Exchange Commission

disclosure to footnote 7 of the Pro Forma Adjustments table in the Statement of Additional Information.

Comparison of Purchase, Redemption and Exchange Procedures

8.	Comment: If there are any material differences between the Target Fund and Acquiring Fund’s purchase procedures, please disclose in this section. If there are no material differences, please so state.

Response: The Registrant has updated the disclosure as follows: “The purchase procedures employed by the Target Fund and the Acquiring Fund are similar and there are no material differences.”

Comparison of Business Structures, Shareholder Rights and Applicable Law

9.
Comment: Regarding the section “Submission of Shareholder Proposals,” does the Target Fund have any requirements with regard to the submission of shareholder proposals other than what is required by federal securities law? Please revise the disclosure accordingly.

Response: The Target Fund does not have any other requirements with regard to the submission of shareholder proposals other than what is required by federal securities laws.

10.	Comment: Regarding the section “Number of Votes; Aggregate Voting,” briefly explain in the section what cumulative voting is.

Response: The Registrant has revised the disclosure referenced in the comment to read as follows:

Shareholders of the Target Fund are entitled to cast all of their votes for a single Director nominee when there are multiple openings on the Target Fund’s Board of Directors (“cumulative voting”) for the election of Directors.  Shareholders of the Acquiring Fund are not entitled to cumulative voting for the election of Trustees.

BACKGROUND AND DIRECTORS’ CONSIDERATIONS RELATING TO THE REORGANIZATION – REASONS FOR THE REORGANIZATION

11.
Comment: Regarding the ninth bullet point on page 29, did the Board consider that fund shareholders would bear the repositioning costs associated with the reorganization? If so, please disclose. If not, why not? Also, in light of comment 2 above, please clarify the reference to “respective affiliates.”

U.S. Securities and Exchange Commission

Response: The Target Fund’s Board considered the transaction costs associated with the anticipated portfolio transitioning and the estimated capital gains that would be recognized by the Target Fund as a result of such repositioning and determined that such transaction costs and capital gains were reasonable in light of the lower management fee and lower net expense ratio of the Acquiring Fund.  A bullet point noting the Board’s consideration will be added to the Amendment.  The reference to “respective affiliates” has been changed to “Mellon”.

PRO FORMA CAPITALIZATION

12.
Comment: Please adjust the capitalization table to reflect the portion of the Target Fund that are held by the Plan Accounts and will be redeemed or merged into the General Government Securities Money Market Fund as opposed being merged into the Acquiring Fund. Please provide an explanation of this adjustment in a footnote to the table.

Response: The pro forma capitalization table has been adjusted as requested and a footnote explaining the adjustment has been added.

13.	Comment: Please include a discussion of the portfolio repositioning in the pro forma narrative.

Response: In the Part B Statement of Additional Information, the Registrant has added the following underlined disclosure in the “Transaction Costs” section:

The cost of the Reorganization, including any costs directly associated with preparing, filing, printing and distributing to the shareholders of the Target Fund all materials relating to the Reorganization, as well as the conversion costs associated with the Reorganization (but excluding brokerage costs), will be allocated ~~between~~ among BNY Mellon Investment Adviser, Inc., Mellon Investments, and Nationwide Fund Advisors. Brokerage costs incurred in the repositioning of portfolio securities of the Target Fund will be paid by the Target Fund prior to the Reorganization. If the Reorganization is approved by Target Fund shareholders, its management currently anticipates that the Target Fund's portfolio will predominantly be transitioned before the consummation of the Reorganization, subject to any restrictions imposed by the Internal Revenue Code. Based on that assumption, Target Fund management currently estimates that brokerage commissions and other transaction costs associated with such portfolio transitioning will be approximately $145,936. The tax impact of the sale of the Target Fund’s portfolio securities will depend on the difference between the price at which such securities are sold and the Target Fund's tax basis in such securities. Any capital gains recognized as a result of these sales on a net basis, after the application of any available capital loss carryforward, will be distributed to the Target Fund's shareholders as capital gain dividends and/or ordinary dividends before the consummation of the Reorganization, and such distributions will be taxable to Target Fund shareholders. For example, if the repositioning had occurred on July 26, 2019, the Target Fund would have recognized approximately $115.5 million in capital gains (approximately $2.67 or 12.55% per share)

U.S. Securities and Exchange Commission

as a result of the sale of such portfolio securities before consummation of the Reorganization.

U.S. Securities and Exchange Commission

In connection with the Registrant’s responses to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings, notwithstanding any review, comments, action, or absence of action by the Staff.

Please do not hesitate to contact me at (202) 419-8429 or Jessica D. Burt at (202) 419-8409, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Peter M. Hong
Peter M. Hong, Esquire

cc:	Allan J. Oster, Esquire
Prufesh R. Modhera, Esquire
Jessica D. Burt, Esquire

Exhibit A

PROXY TABULATOR
P.O. BOX 9112
FARMINGDALE, NY 11735

THREE EASY WAYS TO VOTE YOUR PROXY

To vote by Internet

1) Read the Proxy Statement/Prospectus and have the proxy card below at hand.
2) Go to website **www.proxyvote.com.**
3) Follow the instructions provided on the website.

To vote by Telephone

1) Read the Proxy Statement/Prospectus and have the proxy card below at hand.
2) Call **1-877-907-7646.**
3) Follow the instructions.

To vote by Mail

1) Read the Proxy Statement/Prospectus.
2) Check the appropriate box on the proxy card below.
3) Sign and date the proxy card.
4) Return the proxy card in the enclosed postage-paid envelope provided.

If you are NOT voting by Telephone or Internet, Please Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope.

TO VOTE, MARK A BLOCK BELOW IN BLUE OR BLACK INK AS FOLLOWS:

E84580-S89984

KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

	For	Against	Abstain
1. To approve an Agreement and Plan of Reorganization (the "Plan") providing for: (i) the acquisition by Nationwide Mutual Funds, a Delaware statutory trust (the "NMF Trust"), on behalf of its series, Nationwide Dynamic U.S. Growth Fund (the "Acquiring Fund"), of all of the assets of the Fund, in exchange solely for Eagle Class shares of beneficial interest, no par value, of the Acquiring Fund ("Acquiring Fund Shares") having an aggregate net asset value equal to the value of the Fund's net assets and the assumption by the NMF Trust, on behalf of the Acquiring Fund, of the liabilities (as defined in the Plan) of the Fund; (ii) the distribution of the Acquiring Fund Shares to the shareholders of the Fund according to their respective shares in the Fund in complete liquidation of the Fund; and (iii) the liquidation and, as soon as practicable after the closing, the termination of the Fund (the "Reorganization").	☐	☐	☐

2. To vote upon any other business that may properly come before the meeting or any adjournment(s) or postponement(s) thereof.

Sign, Date and Return the Proxy Card Promptly Using the Enclosed Envelope

Signature(s) should be exactly as name or names appearing on this proxy. If shares are held jointly, each holder should sign. If signing is by attorney, executor, administrator, trustee or guardian, please give full title. By signing this proxy card, receipt of the accompanying Notice of Special Meeting of Shareholders and Proxy Statement/Prospectus is acknowledged.

Signature [PLEASE SIGN WITHIN BOX]	Date	Signature (Joint Owners)	Date